

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 28, 2023

Jennifer J. Rhodes, Esq.
General Counsel
Angion Biomedica Corp.
7-57 Wells Avenue
Newton, Massachusetts 02459

> **Re: Angion Biomedica Corp.**
> **Registration Statement on Form S-4**
> **Exhibit Nos. 10.2, 10.2(a), 10.25, 10.26**
> **Filed February 13, 2023**
> **File No. 333-269741**

Dear Jennifer J. Rhodes:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance